SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ATLANTIC SYNERGY, INC.

(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

049077 10 0

(CUSIP NUMBER)

DAVID M. LOEV, ATTORNEY AT LAW

2777 ALLEN PARKWAY

SUITE 1000

HOUSTON, TEXAS 77019

(713) 524-4110

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON

AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

July 13, 2004

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934

("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|   1  |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Terence Channon

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|   2  |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)[ ]

(b)[ ]

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|   3  |

SEC USE ONLY

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|   4  |

SOURCE OF FUNDS*

N/A

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|   5  |

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

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|   6  |

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

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| 7 | SOLE VOTING POWER

NUMBER OF

1,113,000

SHARES                      -----------------------------------------------------------------------------------------------------

BENEFICIALLY

| 8 | SHARED VOTING POWER

OWNED BY EACH

N/A

REPORTING               -----------------------------------------------------------------------------------------------------

PERSON WITH

| 9 | SOLE DISPOSITIVE POWER

1,113,000

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|10 |

SHARED DISPOSITIVE POWER

N/A

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|  11  |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,113,000

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|  12  |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES *

N/A

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|  13  |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

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|  14  |

TYPE OF REPORTING PERSON *

IN

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ITEM 1. Security and Issuer

This Statement on Schedule 13D relates to the Common Stock of Atlantic Synergy, Inc..  The principal executive offices of Atlantic Synergy, Inc. are located at 14 Wall Street, Suite 1620, New York, New York 10005.

ITEM 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Terence Channon.  Mr. Channon’s business address is 6 Avenue A, Fort Pierce, Florida 34950.  Mr. Channon was the former President, Chief executive Officer, Treasurer and Chief Financial Officer and a former Director of Atlantic Synergy, Inc.  Mr. Channon is currently a self-employed consultant.

(d)-(e)  During the last five years, Mr. Channon: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Channon is a citizen of the United States.

ITEM 3. Source of Amount of Funds or Other Compensation

N/A

ITEM 4. Purpose of Transaction

N/A

ITEM 5. Interest in Securities of the Issuer

None.

None.

(c)

Mr. Channon transferred 4,285,000 shares of Common Stock to Atlantic Synergy, Inc. pursuant to an Agreement entered into on July 13, 2004, attached hereto as an exhibit, whereby Mr. Channon received certain tangible and intangible assets owned by Atlantic Synergy, Inc. immediately prior to an Exchange Agreement that Atlantic Synergy, Inc. entered into on July 2, 2004.  The book value of the assets received was approximately $13,024.  Mr. Channon also assumed approximately $190,737 of liabilities of Atlantic Synergy, Inc. that existed immediately prior to the Exchange.

None.

(e)

Mr. Channon ceased to be the beneficial owner of more than 5% of the Common Stock of Atlantic Synergy, Inc. on July 13, 2004.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

Exhibit 1*

Agreement between Terence Channon and Atlantic Synergy, Inc..

  *

Filed herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2004

By: /s/ Terence Channon

Terence Channon